

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2010

Ms. Marcela Aparecida Drehmer Andrade
Braskem S.A.
Av. Das Nacoes Unidas, 8,501
Sao Paulo, SP-CEP 05425-070 Brazil

  Re: Braskem S.A.
    Form 20-F for the fiscal year ended December 31, 2009
    Filed June 1, 2010
    File No. 1-14862

Dear Ms. Drehmer:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2009

Results of Operations, page 105

1. Please revise future filings to change the title of the measure presented as "Operating income (loss)" on page 106 since it is not consistent with the measures presented on pages 1, 107, 114, and F-7 with the same title. In addition, please revise future filings to title the measure presented as "operating income" in your segment disclosures on pages F-134 to F-136 as "operating income before equity accounting and financial income".

Projected Sources and Uses of Cash, page 122

2. Please revise future filings to address the potential risks, uncertainties, and consequences of not being able to obtain new debt and/or refinance existing debt based on potential market conditions.

Item 8. Financial Information, page 153

3. We note you have recently completed two significant acquisitions. Please include the disclosures required by ASC 805 in your next interim filing.

4. Based on your disclosures, it appears to us that there may be certain legal and tax proceedings that could have a material adverse impact on your financial condition or results of operations. Please revise future filings to include a specific and comprehensive discussion of the nature and status of each such matter and, if applicable, clarify why you have or have not established a provision for each such matter. For each such matter, please also disclose your estimate of the potential loss or range of loss or disclose that such an estimate cannot be made, if applicable.

Note 35 Summary of Main Differences Between Brazilian GAAP and U.S. GAAP, page F-102

(c) Property, plant and equipment, page F-104
(ii) Impairment of Long-Lived Assets, page F-104

5. Please revise future filings to include a more specific and comprehensive discussion regarding how you consider current events and circumstances in determining whether it is necessary to test your long-lived assets for recoverability. If an analysis is conducted in a given period, please include a specific and comprehensive discussion regarding the results of that analysis.

(e) Business combinations, purchase price allocations and goodwill, page F-107

6. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, individually or in the aggregate, if impaired, could materially impact your results or total shareholders' equity, please identify and provide the following disclosures for each such reporting unit in future filings:
    *   The percentage by which fair value exceeds carrying value as of the most-recent step-one test.
    *   The amount of goodwill allocated to the unit.
    *   A description of the material assumptions that drive estimated fair value.
    *   A discussion of any uncertainties associated with each key assumption
    *   A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.
    If you have determined that estimated fair values substantially exceed carrying values for all your reporting units, please disclose that determination in future filings.

<u>(x) Reconciliation from Brazilian GAAP to U.S. GAAP, page F-137</u>

7. With a view towards future disclosure, please tell us why you have not included cash flow statements prepared under U.S. GAAP or provided disclsoures reconciling your cash flow statements under Brazilian GAAP to U.S. GAAP.

<u>Form 6-K</u>

8. We note your presentation of EBITDA in several circumstances. If you continue to present this measure, please include a reconciliation to net income in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tricia Armelin at (202) 551-3747 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

John Cash
Accounting Branch Chief